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TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-35270

        This prospectus supplement relates to an effective registration statement under the Securities Act of 1933 but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 7, 2003
PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 20, 2000

9,000,000 Shares

Forest Oil Corporation

Common Stock

        Our common stock is listed on The New York Stock Exchange under the symbol "FST." On January 6, 2003, the last reported sale price was $28.14 per share.

        The underwriters have an option to purchase a maximum of 1,350,000 additional shares from us to cover over-allotments of shares.

        We intend to enter into agreements with The Anschutz Corporation and certain of its affiliates and with affiliates of Oaktree Capital Management, LLC to use the net proceeds from the sale of 9,000,000 shares of our common stock to purchase an aggregate of 9,000,000 shares of our common stock from them at a price per share equal to the net proceeds per share that we receive from this offering, before expenses. We will use the net proceeds from any exercise of the underwriters' over-allotment option for general corporate purposes.

        Investing in our common stock involves risks. See "Risk Factors" on page S-8 of this prospectus supplement.

	Price to Public		Underwriting Discounts and Commissions		Proceeds to Forest Oil
Per Share		$		$		$
Total	$		$		$

        Delivery of the shares of common stock will be made on or about January     , 2003.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse First Boston	JPMorgan

Co-Managers
Salomon Smith Barney	Petrie Parkman & Co.
Banc of America Securities LLC	Raymond James

The date of this prospectus supplement is January     , 2003.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights selected information from this prospectus supplement and the accompanying prospectus but may not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein in their entirety before making an investment decision. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters' over-allotment option.

Forest

        We are an independent oil and gas company engaged in the acquisition, exploration, development, production and marketing of natural gas and liquids in North America and selected international locations. We were incorporated in New York in 1924, as the successor to a company formed in 1916, and have been a publicly held company since 1969. We operate from offices located in Anchorage, Alaska; Denver, Colorado; Lafayette and Metairie, Louisiana; and Calgary, Alberta, Canada.

        Our estimated proved reserves were 1,546 BCFE at December 31, 2001, an increase of 12% compared to estimated proved reserves of 1,380 BCFE at December 31, 2000. Approximately 54% of our estimated proved reserves were natural gas at December 31, 2001.

        Our principal reserves and producing properties are all located in North America. We operate in five North American business units: offshore Gulf of Mexico, onshore Gulf Coast, Western United States, Alaska and Canada. At December 31, 2001, approximately 86% of our oil and gas reserves were in the United States and approximately 14% in Canada. During the first nine months of 2002, we produced approximately 400 MMCFE per day of which approximately 64% was natural gas. Approximately 85% of our total production for the first nine months of 2002 was in the United States and approximately 15% in Canada. We conduct exploration activities in each of our North American core areas and selected international locations.

        Our principal executive offices are located at 1600 Broadway, Suite 2200, Denver, Colorado 80202, and our telephone number is (303) 812-1400.

Business Strategy

        Our primary objective is to increase our net asset value per share. We strive to do this by exploring for new oil and gas reserves, enhancing production and lowering operating costs on existing base properties through our exploitation activities, and making select acquisitions that have a strategic fit. Our strategy and tactics in these activities are as follows:

        Focus on exploration—We focus a substantial portion of our investments on exploration because we believe that, over the long-term, exploration provides attractive risk-weighted rates of return and the best opportunity for increasing our net asset value per share. Over the three years ended December 31, 2001, we spent an average of 40% of our capital expenditures for exploration drilling and 60% for development activities. We believe that this percentage of exploration drilling is higher than the industry average. Our exploration program has an average drilling success rate of 80% over the same three-year period, with 89 successful net exploration wells out of a total of 111 net exploration wells drilled.

        Manage a diversified and balanced drilling portfolio—We strive to maintain a balanced drilling portfolio that combines lower risk drilling prospects in mature producing areas with higher risk plays in frontier and international locations. We believe that North American frontier and international opportunities exist on our approximately 16 million net acres of developed and undeveloped land. We have identified approximately 700 North American and 70 international drillsites across our portfolio.

We direct a majority of our capital spending to mature producing areas such as the Gulf Coast onshore, Gulf of Mexico outer continental shelf and to conventional plays in the Western United States and Canada. In addition, in the last three years, we have invested a lesser amount in frontier areas such as the deepwater Gulf of Mexico and north of the 60th parallel in Alaska and Canada. We define frontier areas as remote locations where significant production has not been established or where infrastructure construction is required to produce a discovery. We also devote a portion of our capital spending to regions that have high exploration potential but have not been extensively drilled because of a lack of a developed market or due to historical technical challenges. In South Africa, we are pursuing gas market opportunities that will facilitate the development of our significant natural gas discovery, which could contribute materially to our reserves and production. We also hold interests in 21 Canadian discovery licenses in the Mackenzie Delta / Beaufort Sea region that have natural gas discoveries and are awaiting pipeline access.

        Apply consistent, rigorous risking techniques to investments—We combine our portfolio management diversification techniques with rigorous technical and risk methodologies. We have developed a portfolio of discrete exploration opportunities that offer diversification across a broad array of varying geographical, geological, commercial, and geopolitical risks and rewards. Annually, we rank and choose among these various opportunities to design an investment portfolio aimed at achieving our rate of return and growth objectives. Each opportunity is subjected to statistical probability analysis procedures to assess risk and estimate the chance of commercial success. We believe our rigorous technical and risk evaluation analyses enable us to achieve more reliable estimates of the probability of success and potential reserve size for portfolio investment selection.

        Maintain exploration exposure with lower investment risk—While we maintain operatorship in the majority of our projects, we opportunistically seek joint ventures, partnerships or farmouts with industry partners that allow us to leverage our investment position. These arrangements allow us to maintain exposure to large reserve targets, while lowering our capital cost exposure. We have recently formed several arrangements with industry leaders that we believe highlight the merits of this component of our business model as well as the attractiveness of our prospect portfolio. Recently, we have formed joint ventures with Unocal Corp. in the offshore Gulf of Mexico and in the onshore Gulf Coast, and with Anadarko Petroleum Corporation in the Fort Liard area of the Canadian Northwest Territories and offshore Gabon, West Africa.

        Capitalize on deep drilling expertise—We believe the best future opportunities in North America will require expertise in deeper natural gas plays. One of our unique characteristics is our history of successfully drilling and developing deep natural gas reservoirs. Our average drilling depth in the United States over the last several years has been in excess of 11,000 feet, as compared to the industry average, which we believe is approximately 7,000 feet. During 2001, our drilling program yielded average estimated proved reserves per completion of 4.7 BCFE as compared to the industry average, which we believe is approximately 0.8 BCFE.

        Exploit existing properties—We strive to maximize the operating profit from our existing property base through our exploitation activities. We endeavor to operate most of the properties where we have a working interest in order to maximize production and lower operating costs. We concentrate on properties in core areas to achieve economies of scale and synergies from operations. We routinely conduct field studies on our operated properties to identify means of increasing production by applying new technology and to identify new opportunities for infill drilling and extensions. We continuously seek to upgrade the quality of our property base by rigorously exploiting our properties that have value enhancement and growth potential, while disposing of marginal or non-strategic properties.

        Pursue acquisitions that add value—In addition to our exploration strategy, we are committed to pursuing strategic acquisitions that are accretive to our net asset value per share. Our acquisition strategy is centered on opportunities that create or extend critical mass in core areas, which we believe enables us to leverage our technical expertise and existing land and infrastructure positions. Since 1995, in five transactions, we have made more than $1.0 billion of acquisitions, acquired over 1,200 BCFE of estimated proved reserves and added significant undeveloped acreage. Our acquisition of Forcenergy Inc in December 2000, our most recent significant acquisition, doubled our size in the Gulf of Mexico, increased critical mass in the onshore United States and added Alaska as a core area. In this new core area, we have discovered a new oilfield, Redoubt Shoal, and have numerous exploration drilling opportunities on nearby prospects that could further enhance our leading position in the Cook Inlet. We are the largest net oil producer in the Cook Inlet and have the largest acreage position in and around the Cook Inlet.

        Maintain financial strength to fund growth—We seek to maintain financial flexibility and sufficient liquidity in order to capitalize on opportunities as they arise. Through a combination of debt reduction, diversification of our asset base, extending our reserve life and simplifying our capital structure, we have steadily improved our credit strength since 1995.

        Hedging has been and will remain a keystone in our strategy to mitigate commodity price risk. We have a formal, board-approved policy that authorizes the management, structure and controls related to commodity hedging activities. Over the last seven years, we have hedged approximately 30% to 50% of production. As of December 31, 2002, we had hedged, via swaps and collar instruments, weighted average volumes of 162 MMCFE per day during 2003 and 43 MMCFE per day during 2004.

Recent Developments

        Capital Expenditures—In 2002, we estimate that our capital expenditures totaled approximately $350 million to $370 million, consisting of approximately 25% exploration and 75% development spending. Approximately half of the development spending was dedicated to Alaska.

        We believe that our 2003 capital expenditure budget will be approximately $300 million to $400 million. We expect our 2003 expenditures to be more diversified across business units as the facilities at Redoubt Shoal near completion. Furthermore, we anticipate that a larger portion of our 2003 budget will be allocated to drilling activities.

        Redoubt Shoal—In December 2002, we commenced production from our Redoubt Shoal field in the Cook Inlet of Alaska. We have a 100% working interest in this field. As of December 16, 2002, the field was producing in excess of 4,200 BBLS/D from two of the four wells capable of production. We expect to maintain production near this rate until new onshore production facilities at Kustatan are completed. The production is currently flowing to our facilities in the West McArthur River field. We intend to resume drilling activity after completion work is finalized. For a description of certain risks and litigation pertaining to our interest in Redoubt Shoal, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors—Our Redoubt Shoal Prospect in Alaska is an important property on which we have spent and have budgeted to spend substantial amounts" set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and "Other Information" set forth in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, which reports are incorporated by reference herein.

        Redemption of Senior Subordinated Notes—On December 13, 2002, we called for redemption on January 15, 2003 the remaining $65,970,000 principal amount of our 10 1/2% Senior Subordinated Notes due 2006 at 105.25% of par.

The Offering

Common stock offered by Forest	9,000,000 shares
Common stock outstanding after this offering and the repurchase of our common stock from The Anschutz Corporation and certain of its affiliates and affiliates of Oaktree Capital Management, LLC	46,998,598 shares
Use of proceeds
We intend to use the net proceeds from this offering to purchase 7,850,000 shares of our common stock from The Anschutz Corporation and certain of its affiliates and 1,150,000 shares of our common stock from affiliates of Oaktree Capital Management, LLC, at a price per share equal to the net proceeds per share that we receive from this offering, before expenses. We will use the net proceeds from any exercise of the underwriters' over-allotment option for general corporate purposes, including the repayment of amounts outstanding under our credit facilities. See "Use of Proceeds."
New York Stock Exchange symbol	FST

        Unless otherwise indicated, the number of shares of our common stock shown in this prospectus supplement to be outstanding after this offering is based on the number of shares outstanding as of November 30, 2002 and excludes:

  •
  2,101,481 shares of treasury stock;

  •
  185,931 shares of common stock issuable upon the exercise of outstanding warrants expiring in 2004 at an equivalent per share price of $20.84;

  •
  186,254 shares of common stock issuable upon the exercise of outstanding warrants expiring in 2005 at an equivalent price of $26.04;

  •
  1,401,884 shares of common stock issuable upon the exercise of outstanding warrants expiring in 2010 or earlier upon notice of expiration by us, at an equivalent per share price of $12.50;

  •
  3,743,320 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $24.61 per share; and

  •
  849,050 shares of common stock reserved for additional grants under our stock option plans.

Risk Factors

        Investing in our common stock involves risks. You should carefully consider all of the information in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. In particular, see "Risk Factors" on page S-8 of this prospectus supplement.

Selected Financial, Operating and Reserve Data

        The following table sets forth summary consolidated financial, operating and reserve data as of and for each of the years ended December 31, 2001, 2000 and 1999 and the nine-month periods ended September 30, 2002 and 2001. These data were derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001 and from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the three and nine-month periods ended September 30, 2002, which are incorporated by reference herein. The financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements and the accompanying notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are set forth in the above-referenced reports on Form 10-K and Form 10-Q.

        On December 7, 2000, we completed our merger with Forcenergy Inc. Pursuant to the terms of the merger agreement, Forcenergy stockholders received 0.8 of a Forest common share for each share of Forcenergy common stock they owned and 34.307 Forest common shares for each $1,000 stated value amount of Forcenergy preferred stock. In addition, each warrant to purchase Forcenergy common stock was exchanged for a warrant to purchase 0.8 share of Forest common stock. The merger was accounted for as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, the recorded assets and liabilities of Forest and Forcenergy were carried forward to the combined company at their recorded amounts, and income of the combined company includes income of Forest and Forcenergy for the entire year. The results of operations of Forcenergy prior to December 31, 1999, the effective date of its reorganization and fresh-start reporting, are not included in the financial statements of the combined company.

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2000	1999	2002	2001
				(Unaudited)
	(In Thousands Except Per Share Amounts)
STATEMENT OF OPERATIONS DATA:
Revenue:
Oil and gas sales:
Gas	$467,767	368,245	134,426	207,219	397,775
Oil, condensate and natural gas liquids	247,085	256,680	59,415	137,957	192,944

Total oil and gas sales	714,852	624,925	193,841	345,176	590,719
Marketing and processing, net	3,465	3,094	3,666	2,925	2,500

Total revenue	718,317	628,019	197,507	348,101	593,219
Earnings before extraordinary items	109,354	130,608	19,641	15,186	135,831
Net earnings	103,743	130,608	19,043	12,083	133,414
Weighted average number of common shares outstanding	47,674	46,330	23,971	46,912	47,989
Net earnings attributable to common stock	$103,743	126,440	19,043	12,083	133,414
Basic earnings (loss) per share:
Earnings attributable to common stock before extraordinary items	$2.30	2.73	.82	.32	2.83
Extraordinary items	(.12)	—	(.03)	(.06)	(.05)

Earnings attributable to common stock	$2.18	2.73	.79	.26	2.78

Diluted earnings (loss) per share:
Earnings attributable to common stock before extraordinary items	$2.22	2.64	.81	.31	2.73
Extraordinary items	(.11)	—	(.02)	(.06)	(.05)

Earnings attributable to common stock	$2.11	2.64	.79	.25	2.68

OTHER FINANCIAL DATA:
Operating cash flow(1)	$445,464	364,142	95,489	160,041	398,050
EBITDA(2)	459,263	409,423	145,592	194,434	431,801
Capital expenditures, net of asset sales	416,316	372,688	104,612	254,098	399,546
BALANCE SHEET DATA (at end of period):
Net property and equipment, at cost	$1,516,900	1,359,756	1,209,709	1,637,740	1,572,249
Total assets	1,796,369	1,752,378	1,474,689	1,890,364	1,899,149
Long-term debt	594,178	622,234	686,153	759,698	655,748
Shareholders' equity	923,943	858,966	558,984	908,100	969,322

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2000	1999	2002	2001
				(Unaudited)
	(In Thousands Except Per Share Amounts)
OPERATING DATA:
Annual production:
Gas (MMCF)	108,394	113,842	61,702	69,355	83,311
Liquids (MBBLS)	10,600	11,427	4,397	6,588	7,785
Total (MMCFE)(3)	171,994	182,404	88,084	108,883	130,021
Average daily production volumes:
Oil (MBBLS)	29	31	12	24	29
Natural gas (MMCF)	297	311	169	254	305
Total (MMCFE)	471	498	241	399	476
Average price received (excluding hedges):
Gas (per MCF)	$4.16	3.87	2.17	2.73	4.72
Liquids (per Barrel)	22.83	27.35	15.21	22.07	24.86
Per MCFE	4.02	4.13	2.30	3.12	4.51
Average price received (including hedges):
Gas (per MCF)	$4.32	3.23	2.18	2.92	4.77
Liquids (per Barrel)	23.31	22.46	13.51	20.94	24.78
Per MCFE	4.15	3.43	2.20	3.13	4.54
PER MCFE DATA:
Oil and gas revenue	$4.02	4.13	2.30	3.08	4.51
Gain (loss) on hedges	.13	(.70)	(.10)	.05	.03
Oil and gas production expense	(1.08)	(.77)	(.56)	(1.10)	(1.05)

Production netback	3.07	2.66	1.64	2.03	3.49
General and administrative expense	(.18)	(.20)	(.17)	(.26)	(.16)
Net cash interest paid	(.28)	(.44)	(.48)	(.29)	(.27)
Other, net	(.02)	(.02)	.09	(.01)	—

Operating cash flow(4)	$2.59	2.00	1.08	1.47	3.06

SUMMARY RESERVE DATA:
Proved Reserves:
Gas (MMCF)	828,549	844,058	825,623
Liquids (MBBLS)	119,549	89,241	97,086
Total (MMCFE)(3)	1,545,843	1,379,504	1,408,139
Standardized measure of discounted future net cash flow relating to proved oil and gas reserves (thousands)	$1,346,653	3,694,431	1,419,022
Prices used in calculating present value of end of year proved reserves:
Gas (per MCF)
United States	$2.66	9.52	2.37
Canada	2.06	6.11	1.66
Liquids (per barrel):
United States	$17.01	23.84	22.38
Canada	15.05	23.59	19.98

(1)
Represents cash flow from operating activities, exclusive of the net changes in assets and liabilities.

(2)
EBITDA represents earnings before interest, taxes, and depreciation, and depletion. EBITDA provides additional information as to our ability to meet our fixed charges, including interest on our debt, and is presented solely as a supplemental measure. EBITDA should not be considered as an alternative to net earnings, operating cash flow or any other measure of financial performance presented in accordance with generally accepted accounting principles. Our EBITDA may not be comparable to EBITDA of other entities because other entities may not calculate EBITDA in the same manner as we do.

(3)
MCF of gas equivalent using the ratio of one BBL of oil equaling six MCF of gas.

(4)
Represents cash flow from operating activities, exclusive of the net changes in assets and liabilities, divided by total MCFE production for the period.

RISK FACTORS

        Investing in our common stock will provide you with an equity ownership in Forest. Your shares will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should consider carefully the information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. In particular, you should consider carefully the factors discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors" set forth in our Annual Report on Form 10-K for the year ended December 31, 2001, before deciding to invest in our common stock.

FORWARD-LOOKING STATEMENTS

        The information in this prospectus supplement and accompanying prospectus, including information in documents incorporated by reference, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts or present facts, that address activities, events, outcomes and other matters that we plan, expect, intend, assume, believe, budget, predict, forecast, project, estimate or anticipate (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors set forth in the documents incorporated by reference herein, including those set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2001.

        These forward-looking statements appear in a number of places and include statements with respect to, among other things:

  •
  estimates of our future natural gas and liquids production, including estimates of any increases in oil and gas production;

  •
  planned capital expenditures and availability of capital resources to fund capital expenditures;

  •
  our outlook on oil and gas prices;

  •
  estimates of our oil and gas reserves;

  •
  the impact of political and regulatory developments;

  •
  our future financial condition or results of operations and our future revenues and expenses; and

  •
  our business strategy and other plans and objectives for future operations.

        We caution you that these forward-looking statements are subject to all of the risks and uncertainties, many of which are beyond our control, incident to the exploration for and development, production and sale of oil and gas. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures and the other risks described in or incorporated by reference in this prospectus supplement and accompanying prospectus. The financial results of our foreign operations are also subject to currency exchange rate risks.

        Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price assumptions by our reservoir engineers. As a result, estimates made by different engineers often vary from one another. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered.

        Should one or more of the risks or uncertainties described in this prospectus supplement and accompanying prospectus or incorporated by reference in this prospectus supplement and accompanying prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

        All forward-looking statements, express or implied, included in this prospectus supplement and accompanying prospectus and the information in documents incorporated by reference and attributable to Forest are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We do not undertake to update any forward-looking statements to reflect events or circumstances after the date of this prospectus supplement, except as required by law.

USE OF PROCEEDS

        We expect the net proceeds from this offering to be approximately $            million, after deducting underwriting discounts and commissions and the estimated expenses of the offering. We intend to use the net proceeds from this offering to purchase an aggregate of 7,850,000 shares of our common stock from The Anschutz Corporation and certain of its affiliates (collectively, "Anschutz") and an aggregate of 1,150,000 shares of our common stock from affiliates of Oaktree Capital Management, LLC (collectively, "Oaktree"), in each case at a price per share equal to the net proceeds per share that we receive from this offering, before expenses. We will use the net proceeds from any exercise of the over-allotment option for general corporate purposes, including the repayment of amounts outstanding under our credit facilities. For a description of our credit facilities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities" set forth in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference herein.

Common Stock Ownership of The Anschutz Corporation and Oaktree Capital Management, LLC

        Based on a Schedule 13D and amendments thereto filed with the SEC by Anschutz through January 6, 2003, and information provided to us by Anschutz, Anschutz beneficially owned 15,755,755 shares, or approximately 33.2%, of our outstanding common stock, assuming conversion of outstanding warrants. After we purchase our common stock from Anschutz and Oaktree immediately following the closing of this offering, Anschutz will beneficially own 7,905,755 shares, or approximately 16.6% of our outstanding common stock (or approximately 16.2% of our outstanding common stock, if the underwriters' over-allotment option is exercised in full). Philip F. Anschutz, one of our directors, is a Director and Chairman of the Board of The Anschutz Corporation and is deemed to beneficially own the shares being repurchased by us based on his affiliation with The Anschutz Corporation.

        Based on a Schedule 13D and amendments thereto filed with the SEC by Oaktree through January 6, 2003, and information provided to us by Oaktree, Oaktree beneficially owned 3,212,615 shares, or approximately 6.8%, of our outstanding common stock, assuming conversion of outstanding warrants. After we purchase our common stock from Oaktree and Anschutz, immediately following the closing of this offering, Oaktree will beneficially own 2,062,615 shares, or approximately 4.4%, of our outstanding common stock (or approximately 4.2% of our outstanding common stock, if the underwriters' over-allotment option is exercised in full). Stephen A. Kaplan, one of our directors, is a Principal of Oaktree Capital Management, LLC.

Stock Purchase Agreements

        We intend to enter into stock purchase agreements with Anschutz and Oaktree concurrent with the pricing of this offering, pursuant to which we will purchase 7,850,000 and 1,150,000 shares of common stock from Anschutz and Oaktree, respectively, in each case at a price of $    per share (which is equal to the net proceeds per share that we receive from this offering, before expenses). We anticipate that we will purchase these shares from Anschutz and Oaktree immediately following the closing of this offering. Pursuant to the stock purchase agreements, Anschutz and Oaktree will each agree to relinquish for the current annual period one of their two annual demand registration rights under a registration rights agreement with us. In addition, Anschutz and Oaktree will agree not to transfer, subject to certain exceptions, any shares of common stock for a period of 120 days after this offering without our consent, and pursuant to the underwriting agreement, we have agreed not to consent to any such transfer without the prior consent of each of Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. Please see "Underwriting."

        Philip F. Anschutz and Stephen A. Kaplan will tender their resignations as directors of Forest effective as of the completion of this offering and the purchase of shares from Anschutz and Oaktree.

CAPITALIZATION

        The following table shows our capitalization as of September 30, 2002 on a historical basis and on a pro forma as adjusted basis to reflect (1) the repurchase in October 2002 and the redemption on January 15, 2003 of our 10 1/2% Senior Subordinated Notes, (2) the sale of 9,000,000 shares of common stock and the expenses related to this offering and (3) the repurchase from Anschutz and Oaktree, and the subsequent cancellation of 9,000,000 shares of our common stock.

        This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our Quarterly Report on Form 10-Q for the three and nine-month periods ended September 30, 2002, which is incorporated by reference herein.

	Historical	Pro Forma As Adjusted(1)
	(In Thousands)
Long-term debt:
U.S. Credit Facility	$35,000	$107,565
Canadian Credit Facility	46,872	46,872
10 1/2% Senior Subordinated Notes due 2006	68,084	—
8% Senior Notes due 2008	277,577	277,577
8% Senior Notes due 2011	167,720	167,720
7 3/4% Senior Notes due 2014	164,445	164,445

Total long-term debt	759,698	764,179
Shareholders' equity:
Common stock, par value $.10 per share, 200,000,000 shares authorized; 49,080,059 shares issued and outstanding(2)	4,908	4,908
Capital surplus	1,148,647	1,148,147
Accumulated deficit	(153,739)	(153,739)
Accumulated other comprehensive loss	(35,180)	(35,180)
Treasury stock, at cost	(56,536)	(56,536)

Total shareholders' equity	908,100	907,600

Total capitalization	$1,667,798	$1,671,779

(1)
Reflects the redemption of $65,970,000 principal amount of 10 1/2% Senior Subordinated Notes at 105.250% of par value on January 15, 2003 and the purchase of approximately $2,500,000 principal amount of 10 1/2% Senior Subordinated Notes in October 2002. Does not reflect the estimated loss on redemption of approximately $3,463,000 or the write-off of $386,000 of unamortized original issue discount and $181,000 of original offering costs related to the notes. The notice of redemption was mailed on December 13, 2002. Also reflects the sale of 9,000,000 shares of common stock in this offering, expenses estimated at $500,000 incurred in connection with this offering and the repurchase from Anschutz and Oaktree and subsequent cancellation of 9,000,000 shares of our common stock.

(2)
Does not include a total of 3,760,599 shares reserved for issuance upon exercise of outstanding stock options.

PRICE RANGE OF COMMON STOCK

        Our common stock is traded on the New York Stock Exchange under the symbol "FST." The following table sets forth the range of high and low sale prices per share of our common stock for each calendar quarter.

	Sale Prices
	High	Low
2000:
First Quarter	$25.00	$14.50
Second Quarter	33.63	21.13
Third Quarter	34.00	24.38
Fourth Quarter	36.88	24.75
2001:
First Quarter	36.00	29.00
Second Quarter	37.29	27.96
Third Quarter	29.65	23.45
Fourth Quarter	28.58	24.11
2002:
First Quarter	29.72	23.75
Second Quarter	32.35	27.32
Third Quarter	27.81	20.92
Fourth Quarter	28.83	23.15
2003:
First Quarter (through January 6, 2003)	28.40	28.05

        On January 6, 2003, the closing sale price of our common stock, as reported by The New York Stock Exchange, was $28.14 per share. On that date, there were approximately 1,825 holders of record.

DIVIDEND POLICY

        Our present or future ability to pay dividends is restricted by:

  •
  the provisions of the New York Business Corporation Law;

  •
  certain restrictive provisions in the indentures executed in connection with our outstanding notes set forth under the caption "Capitalization;" and

  •
  our credit agreement governing our credit facilities.

        We have not paid dividends on our common stock during the past five years and do not anticipate that we will do so in the foreseeable future. The future payment of dividends, if any, on the common stock is within the discretion of our board of directors and will depend on our earnings, capital requirements, financial condition and other relevant factors. There is no assurance that we will pay any dividends.

MANAGEMENT

Executive Officers

        The following sets forth certain information with respect to our current executive officers:

Name	Age	Years with Forest	Office(1)
Robert S. Boswell	53	17	Chairman of the Board and Chief Executive Officer
H. Craig Clark	46	1	President and Chief Operating Officer
David H. Keyte	46	15	Executive Vice President and Chief Financial Officer
Gary E. Carlson	56	2	Senior Vice President—Alaska
Forest D. Dorn	48	25	Senior Vice President—Corporate Services
James W. Knell	52	15	Senior Vice President—Gulf Coast Region
Neal A. Stanley	55	6	Senior Vice President—Western Region
Newton W. Wilson III	52	2	Senior Vice President—Legal Affairs and Corporate Secretary
Joan C. Sonnen	49	13	Vice President—Controller and Chief Accounting Officer

(1)
The term of office of each officer is one year from the date of his or her election immediately following the last annual meeting of shareholders and until the officer's respective successor has been elected and qualified or until his or her earlier death, resignation or removal from office, whichever occurs first.

        Robert S. Boswell, age 53, has served as our Chairman of the Board since March 2000 and Chief Executive Officer since December 1995. Mr. Boswell served as our President from November 1993 to March 2000 and Chief Financial Officer from May 1991 until December 1995. Mr. Boswell has been a member of our Board of Directors since 1986 and serves as a member of the Executive Committee. Mr. Boswell is a director of C.E. Franklin Ltd.

        H. Craig Clark, age 46, has served as our President and Chief Operating Officer since September 5, 2001. Prior to joining Forest, from May 2000 to September 2001, Mr. Clark served as Executive Vice President—U.S. Operations for Apache Corporation, a publicly traded independent energy company. Mr. Clark was employed by Apache Corporation in Houston, Texas, from 1989 to 2001. He served in various management positions during this period, including Vice President—Southern Exploration & Production/North American Gas Marketing, Chairman and Chief Executive Officer—Producers Energy Marketing, LLC, an affiliate of Apache Corporation, and Vice President—North American Exploration & Production.

        David H. Keyte, age 46, has served as our Executive Vice President and Chief Financial Officer since November 1997. Mr. Keyte served as our Vice President and Chief Financial Officer from December 1995 to November 1997 and our Vice President and Chief Accounting Officer from December 1993 until December 1995.

        Gary E. Carlson, age 56, has served as our Senior Vice President—Alaska since December 2000. Mr. Carlson was Vice President—Alaska Division of Forcenergy Inc. from March 1997 to December 2000 and General Manager for Health, Environment and Safety Support Worldwide of Unocal from 1995 to 1996.

        Forest D. Dorn, age 48, has served as our Senior Vice President—Corporate Services since December 2000. Mr. Dorn served as Senior Vice President—Gulf Coast Region from November 1997 to December 2000, Vice President—Gulf Coast Region from August 1996 to October 1997 and Vice President and General Business Manager from December 1993 to August 1996.

        James W. Knell, age 52, has served as our Senior Vice President—Gulf Coast Region since December 2000. Mr. Knell served as Vice President—Gulf Coast Offshore from May 1999 to December 2000, Gulf Coast Offshore Business Unit Manager from March 1998 to May 1999, Gulf Coast Region Business Unit Manager from November 1997 to March 1998 and Corporate Drilling and Production Manager from December 1991 to November 1997.

        Neal A. Stanley, age 55, has served as our Senior Vice President—Western Region since November 1997. Mr. Stanley served as our Vice President—Western Region from August 1996 to November 1997.

        Newton W. Wilson III, age 52, has served as our Senior Vice President—Legal Affairs and Corporate Secretary since December 2000. Mr. Wilson served as a consultant to Mariner Energy LLC from 1999 to December 2000 and a consultant to Sterling City Capital from 1998 to 1999. He was also President and Chief Operations Officer of Union Texas Americas Ltd. from 1996 to 1998 and General Counsel, Vice President Administration and Secretary of Union Texas Petroleum Holdings Inc. from 1993 to 1996.

        Joan C. Sonnen, age 49, has served as our Vice President—Controller and Chief Accounting Officer since December 2000. Ms. Sonnen served as our Vice President—Controller and Corporate Secretary from May 1999 to December 2000 and our Corporate Secretary from March 1999 to December 2000. She has served as our Controller since December 1993.

Directors

        The following sets forth certain information with respect to our directors, which are divided by the class in which they serve. Please refer to the information contained above under the heading "Executive Officers" for biographical information of Robert S. Boswell, our director who is also one of our executive officers.

Name(1)	Age	Years with Forest	Director Since	Class and Expiration of Term
Philip F. Anschutz	63	8	1995	Class I—2004
Dod A. Fraser	52	3	2000	Class I—2004
Michael B. Yanney	69	11	1992	Class I—2004
Cortlandt S. Dietler	81	6	1996	Class II—2005
Forrest E. Hoglund	69	2	2000	Class II—2005
James H. Lee	54	12	1991	Class II—2005
Craig D. Slater	45	8	1995	Class II—2005
Robert S. Boswell	53	17	1986	Class III—2003
William L. Britton	68	7	1996	Class III—2003
Cannon Y. Harvey	62	4	1999	Class III—2003
Stephen A. Kaplan	44	2	2000	Class III—2003

(1)
In accordance with the stock purchase agreements discussed under the section entitled "Use of Proceeds" above, Philip F. Anschutz and Stephen A. Kaplan will tender their resignations from our board of directors effective as of the completion of this offering and the purchase of shares from Anschutz and Oaktree.

        Philip F. Anschutz, age 63, has been a Director since 1995. Mr. Anschutz has served as Director and Chairman of the Board of The Anschutz Corporation and Anschutz Company for more than the last five years, and served as President of The Anschutz Corporation and Anschutz Company until December 1996. Mr. Anschutz is a Director of Qwest Communications International Inc. He served as Director and Vice Chairman of Union Pacific Corporation, Director and Non-Executive Chairman of Southern Pacific Rail Corporation from 1993 to September 1996. Mr. Anschutz is Chairman of our Executive Committee.

        Dod A. Fraser, age 52, has been a Director since 2000. Mr. Fraser has served as President of Sackett Partners Incorporated, a consulting company for not-for-profit entities since 2000. Mr. Fraser served as Managing Director and Group Executive of the global oil and gas group of Chase Securities, Inc., a subsidiary of The Chase Manhattan Bank, from August 1995 to January 2000. He is a Trustee of The Lawrenceville School, Hurricane Island Outward Bound School and Resources for the Future and serves as Chairman of our Audit Committee and is a member of our Nominating and Corporate Governance Committee.

        Michael B. Yanney, age 69, has been a Director since 1992. Mr. Yanney has served as Chairman of the Board and Chief Executive Officer of the America First Companies, L.L.C., an investment banking firm, since 1984. Mr. Yanney is a Director of Burlington Northern Santa Fe Corporation, Level 3 Communications, Inc. and RCN Corporation and Director and Chairman of the Board of American First Mortgage Investments, Inc. He serves as Chairman of the Nominating and Corporate Governance Committee.

        Cortland S. Dietler, age 81, has been a Director since 1996. Mr. Dietler has served as Chairman of the Board of TransMontaigne Inc., an independent provider of supply chain management for fuel, since April 1995. He served as Chief Executive Officer of TransMontaigne Inc. from April 1995 to October 1999. Mr. Dietler is a Director of Hallador Petroleum Company, Cimarex Energy Co. and Carbon Energy Corporation. He is a member of our Nominating and Corporate Governance Committee.

        Forrest F. Hoglund, age 69, has been a Director since 2000. Mr. Hoglund is Chairman and Chief Executive Officer of Arctic Resources Company, Ltd., a company engaged in activities to build a natural gas pipeline from Alaska to the contiguous United States. He served as Chairman of the Board of Enron Oil & Gas Company from September 1987 to August 1999 and President of Enron Oil & Gas Company from May 1990 to 1996. Mr. Hoglund is Chairman of our Compensation Committee.

        James H. Lee, age 54, has been a Director since 1991. Mr. Lee has served as the Managing General Partner of Lee, Hite & Wisda Ltd., a private oil and gas consulting firm, since 1984. Mr. Lee is a Director of Frontier Oil Corporation and a member of our Executive Committee and our Audit Committee.

        Craig D. Slater, age 45, has been a Director since 1995. Mr. Slater has served as President of Anschutz Investment Company, the private investment arm of the Anschutz Company, since August 1997, Executive Vice President of The Anschutz Corporation since May 1999 and since April 1999 of Anschutz Company (the corporate parent of The Anschutz Corporation) with holdings in communications, transportation, energy, real estate, professional sports and entertainment. Mr. Slater served as Vice President of Acquisitions and Investments of both The Anschutz Corporation and Anschutz Company from August 1995 until May and April 1999, respectively. He is a Director of Qwest Communications International Inc. and United Artists Theatre Company. Mr. Slater serves as a member of our Executive Committee and our Compensation Committee.

        William L. Britton, age 68, has been a Director since 1996. Mr. Britton has been a Partner in the law firm of Bennett Jones LLP since 1970 and served as Managing Partner of Bennett Jones LLP from 1981 to 1997. Mr. Britton is Director and Deputy Chairman of Akita Drilling Ltd., and Lead Director of ATCO Ltd. and Canadian Utilities Limited. Director of ATCO Gas & Pipelines Ltd., CanUtilities

Holdings Ltd., ATCO Pipelines, Barking Power Ltd., Thames Power Ltd., Hanzell Vineyards, Ltd. and The Denver Broncos Football Club. He is a member of our Audit Committee.

        Cannon Y. Harvey, age 62, has been a Director since 1999. Mr. Harvey has served as Director, President and Chief Operating Officer of The Anschutz Corporation and Anschutz Company since December 1996. He served as Executive Vice President-Finance and Law of Southern Pacific Rail Corporation from February 1995 until September 1996. Mr. Harvey is a Director of Qwest Communications International Inc.

        Stephen A. Kaplan, age 44, has been a Director since 2000. Mr. Kaplan has been a Principal of Oaktree Capital Management, LLC, a private venture capital and investment firm, since June 1995. Since joining Oaktree, Mr. Kaplan has been the portfolio manager of Oaktree's private equity funds, including OCM Principal Opportunities Fund, L.P. and OCM Principal Opportunities Fund II, L.P. Mr. Kaplan is a Director of CollaGenex Pharmaceuticals, Inc., General Maritime Corporation and Regal Entertainment Group. He is a member of our Compensation Committee.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated January    , 2003, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.
Salomon Smith Barney Inc
Petrie Parkman & Co., Inc.
Banc of America Securities LLC
Raymond James & Associates, Inc.

Total	9,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,350,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without over- allotment	With over- allotment	Without over- allotment	With over- allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of each of the representatives for a period of 90 days after the date of this prospectus supplement, except in some circumstances involving issuances of shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus supplement, the replenishment of our unallocated shelf registration statement and grants of employee stock options pursuant to the terms of a plan in effect on the date of this prospectus supplement.

        Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of each of the representatives for a period of 90 days after the date of this prospectus supplement, except that such executive officers and directors may sell shares purchased by such executive officers and directors in the open market after the date of this prospectus supplement, as well as up to 200,000 shares in the aggregate held by such executive officers and directors during the 90-day lock-up period.

        Anschutz and Oaktree will agree not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge or disposal, without the prior written consent of Forest, and pursuant to the underwriting agreement, Forest has agreed not to consent to any such transfer without the prior written consent of each of the representatives, for a period of 120 days after the date of this prospectus supplement, except for the transfer of 9,000,000 shares to us pursuant to the stock purchase agreements entered into by us with Anschutz and Oaktree and a bona fide pledge of shares of common stock by The Anschutz Corporation to secure recourse loans from third party financial institutions.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        The shares of common stock are expected to be approved for listing on The New York Stock Exchange subject to official notice of issuance, under the symbol "FST."

        In the ordinary course of business, certain of the underwriters and their affiliates have provided and may in the future provide financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees. Affiliates of Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Salomon Smith Barney Inc and Banc of America Securities LLC are lenders under our credit facilities dated as of December 7, 2000.

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada will be made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the issuance of the common stock offered by this prospectus supplement will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. The underwriters will be represented by Cravath, Swaine & Moore, New York, New York.

EXPERTS

        The consolidated balance sheets of Forest Oil Corporation as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference in this prospectus supplement and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting. The audit report covering the December 31, 2001 financial statements refers to a change in the method of accounting for derivative instruments.

INDEPENDENT PETROLEUM ENGINEERS

        Estimated quantities of our oil and natural gas reserves and the present value of such reserves as of December 31, 2001 are based upon reserve reports prepared by our engineering staff. Ryder Scott Company, L.P., independent petroleum engineers, prepared a report containing an independent estimate of 100% of our proved reserves as of December 31, 2001, which was in the aggregate within 3% of our estimate as of such date that we included in our Annual Report on Form 10-K for the year ended December 31, 2001. The foregoing information has been included in this prospectus supplement upon the authority of said firm as experts with respect to the matters covered by such report and in giving such report.

WHERE YOU CAN FIND MORE INFORMATION

        We maintain a website on the Internet at http://www.forestoil.com. We also file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges.

        We are incorporating by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 15, or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished pursuant to Item 9 on any current report on Form 8-K) until the underwriters have sold all of the shares of common stock.

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2001.

  •
  Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2002, June 30, 2002 and September 30, 2002.

  •
  The description of our common stock contained in our Form 8-A filed on October 20, 1997.

        Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement or the accompanying prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

        You may request a copy of any of the documents summarized in this prospectus supplement or the accompanying prospectus or incorporated by reference in this prospectus supplement or the accompanying prospectus, at no cost, by writing or telephoning us at the following address and phone number:

  Newton W. Wilson III
  Senior Vice President—Legal Affairs and Secretary
  Forest Oil Corporation
  1600 Broadway
  Suite 2200
  Denver, Colorado 80202
  (303) 812-1400

PROSPECTUS

Forest Oil Corporation
1600 Broadway,
Suite 2200
Denver, Colorado 80202
(303) 812-1400

Debt Securities

Preferred Stock

Common Stock

Securities Warrants

        We may offer and sell the securities listed above with an aggregate offering price up to $500 million in connection with this prospectus. We will provide specific terms of these offerings and securities in supplements to this prospectus.

        You should read this prospectus and any supplement to this prospectus carefully before you invest.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated April 20, 2000.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500 million. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the securities to be sold. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by our company in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described in the following section.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

        Our common stock is listed on the New York Stock Exchange under the symbol "FST." Our reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 30 Broad Street, New York, New York 10005.

        The SEC allows our company to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished pursuant to Item 9 on any current report on Form 8-K) until we sell all of the securities or until we terminate this offering:

  •
  our Annual Report on Form 10-K for the year ended December 31, 1999;

  •
  our Current Report on Form 8-K, filed on February 22, 2000;

  •
  the description of our common stock contained in our Form 8-A filed on October 20, 1997.

        You may request a copy of these filings at no cost, by writing our company at the following address or telephoning our company at the following number:

    Forest Oil Corporation
    Attention: Corporate Secretary
    1600 Broadway
    Suite 2200
    Denver, Colorado 80202
    (303) 812-1400

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

        This prospectus and the documents we incorporate by reference contain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements appear in a number of places in this prospectus and the documents we incorporate by reference and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things:

  •
  budgeted capital expenditures;

  •
  increases in oil and gas production;

  •
  our outlook on oil and gas prices;

  •
  estimates of our oil and gas reserves;

  •
  our future financial condition or results of operations; and

  •
  our business strategy and other plans and objectives for future operations.

        Although we believe that the expectations reflected in such forward-looking statements are reasonable, any such forward-looking statements are not assurances of future performance and involve risks and uncertainties. Certain risks and uncertainties could cause our actual results to differ materially from anticipated results contained in any forward-looking statements. Prices for oil and natural gas fluctuate widely. Numerous uncertainties are inherent in estimating proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures. Many of these uncertainties are beyond our control. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data and the interpretation of such data by geological engineers. As a result, estimates made by different engineers often vary from one another. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered. Other factors include:

  •
  drilling results;

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  oil and gas prices;

  •
  industry conditions;

  •
  the prices of goods and services;

  •
  the availability of drilling rigs and other support services; and

  •
  the availability of capital resources.

        The information contained in this prospectus, and the documents incorporated by reference into this prospectus, identify additional factors that could affect our operating results and performance. We urge you to carefully consider those factors.

        All forward-looking statements attributable to our company are expressly qualified in their entirety by this cautionary statement.

THE COMPANY

        Forest Oil Corporation is an independent oil and gas company. We are engaged in the acquisition, exploration, development, production and marketing of natural gas and liquids. Forest was incorporated in New York in 1924, the successor to a company formed in 1916, and has been a publicly held company since 1969. The Anschutz Corporation, a private Denver-based corporation currently owns approximately 37% of our common stock. Forest's principal reserves and producing properties are located in North America. In the United States, we have business units operating in three areas: offshore Gulf of Mexico, onshore Gulf of Mexico, and the Western United States. Our fourth business unit is in Canada, where our oil and gas operations are conducted by our wholly owned subsidiary, Canadian Forest Oil Ltd. Our fifth business unit consists of interests in various other countries, including Thailand, South Africa, Italy, Switzerland and Tunisia; activity in these areas has, to date, been exploratory in nature and is conducted by our wholly owned subsidiary, Forest Oil International.

        Our principal executive offices are located at 1600 Broadway, Suite 2200, Denver Colorado, 80202, and our telephone number at our offices is (303) 812-1400.

USE OF PROCEEDS

        Unless otherwise provided in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus and any prospectus supplement for general corporate purposes, which may include repayment of indebtedness, the financing of capital expenditures, future acquisitions and additions to our working capital.

RATIO OF EARNINGS TO FIXED CHARGES

        A description of our company's ratio of earnings to fixed charges or earnings to combined fixed charges and preferred stock dividends, as applicable, on a consolidated basis, will appear in an applicable Prospectus Supplement.

DESCRIPTION OF DEBT SECURITIES

        Any debt securities issued using this prospectus ("Debt Securities") will be our direct unsecured general obligations. The Debt Securities will be either senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities").

        The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate indentures between our company and a U.S. banking institution (a "Trustee"). The Trustee for each series of Debt Securities will be identified in the applicable prospectus supplement. Senior Debt Securities will be issued under a "Senior Indenture" and Subordinated Debt Securities will be issued under a "Subordinated Indenture." Together the Senior Indenture and the Subordinated Indenture are called "Indentures."

        The Debt Securities may be issued from time to time in one or more series. The particular terms of each series that is offered by a prospectus supplement will be described in the prospectus supplement.

        We have summarized selected provisions of the Indentures below. The summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular sections or defined terms of the Indentures, such sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in this summary have the meanings specified in the Indentures.

General

        The Indentures provide that Debt Securities in separate series may be issued from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the applicable Indenture.

        The Senior Debt Securities will rank equally with all of our other senior unsecured and unsubordinated debt ("Senior Debt"). The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt as described under "—Subordination of Subordinated Debt Securities" and in the prospectus supplement applicable to any Subordinated Debt Securities.

        A prospectus supplement and a supplemental indenture relating to any series of Debt Securities being offered will include specific terms related to the offering, including the price or prices at which the Debt Securities to be offered will be issued. These terms will include some or all of the following:

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  the title of the Debt Securities;

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  whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities;

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  the total principal amount of the Debt Securities;

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  the dates on which the principal of the Debt Securities will be payable;

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  the interest rate of the Debt Securities and the interest payment dates for the Debt Securities;

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  the places where payments on the Debt Securities will be payable;

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  any terms upon which the Debt Securities may be redeemed at our option;

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  any sinking fund or other provisions that would obligate our company to repurchase or otherwise redeem the Debt Securities;

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  whether the Debt Securities are defeasible;

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  any addition to or change in the Events of Default;

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  if convertible into our common stock or any of our other securities, the terms on which such Debt Securities are convertible;

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  any addition to or change in the covenants in the applicable Indenture; and

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  any other terms of the Debt Securities not inconsistent with the provisions of the applicable Indenture. (Section 301)

        The Indentures do not limit the amount of Debt Securities that may be issued. Each Indenture allows Debt Securities to be issued up to the principal amount that may be authorized by our company and may be in any currency or currency unit designated by us.

        If so provided in the applicable prospectus supplement, we may issue the Debt Securities at a discount below their principal amount and pay less than the entire principal amount of the Debt Securities upon declaration of acceleration of their maturity ("Original Issue Discount Securities"). The applicable prospectus supplement will describe all material U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities.

Senior Debt Securities

        The Senior Debt Securities will be unsecured senior obligations and will rank equally with all other senior unsecured and unsubordinated debt. The Senior Debt Securities will, however, be subordinated in right of payment to all our secured indebtedness to the extent of the value of the assets securing such indebtedness. Except as provided in the applicable Senior Indenture or specified in any authorizing resolution or supplemental indenture relating to a series of Senior Debt Securities to be issued, no Senior Indenture will limit the amount of additional indebtedness that may rank equally with the Senior Debt Securities or the amount of indebtedness, secured or otherwise, that may be incurred or preferred stock that may be issued by any of our subsidiaries.

Subordination of Subordinated Debt Securities

        Under the Subordinated Indenture, payment of the principal, interest and any premium on the Subordinated Debt Securities will generally be subordinated in right of payment to the prior payment in full of all of our Senior Debt, including any Senior Debt Securities. The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series, including:

  •
  the applicability and effect of such provisions upon any payment or distribution of our assets to creditors upon any liquidation, bankruptcy, insolvency or similar proceedings;

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  the applicability and effect of such provisions in the event of specified defaults with respect to Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the Subordinated Debt Securities; and

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  the definition of Senior Debt applicable to the Subordinated Debt Securities of that series.

        The failure to make any payment on any of the Subordinated Debt Securities due to the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not prevent the occurrence of an Event of Default under the Subordinated Debt Securities.

Conversion Rights

        The Debt Securities may be converted into other securities of our company, if at all, according to the terms and conditions of an applicable prospectus supplement. Such terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holders of such series of Debt Securities or at the option of our company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Debt Securities.

Form, Exchange and Transfer

        The Debt Securities of each series will be issuable only in fully registered form, without coupons. Unless otherwise indicated in the applicable prospectus supplement, the securities will be issued in denominations of $1,000 each or multiples thereof. (Section 302)

        Subject to the terms of the applicable Indenture and the limitations applicable to global securities, Debt Securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by our company for such purpose, without the payment of any service charge except for any tax or governmental charge. (Sections 305 and 1002)

Global Securities

        The Debt Securities of any series may be issued, in whole or in part, by one or more global certificates that will be deposited with a depositary identified in the applicable prospectus supplement.

        No global security may be exchanged in whole or in part for Debt Securities registered in the name of any person other than the depositary for such global security or any nominee of such depositary unless:

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  the depositary is unwilling or unable to continue as depositary;

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  an Event of Default has occurred and is continuing; or

  •
  as otherwise provided in a prospectus supplement.

        Unless otherwise stated in any prospectus supplement, The Depository Trust Company ("DTC") will act as depository. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be affected only through records maintained by DTC and its participants.

Payment

        Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any interest payment date will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. (Section 307)

        Unless otherwise indicated in the applicable prospectus supplement, principal interest and any premium on the Debt Securities will be paid at designated places. However, at our option, payment may be made by check mailed to the persons in whose names the Debt Securities are registered on days specified in the Indenture or any prospectus supplement. (Sections 1002 and 1003)

Consolidation, Merger and Sale of Assets

        We may consolidate with or merge into, or sell or lease substantially all of our properties to any person if:

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  the successor person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures;

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  immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

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  any other conditions specified in the applicable prospectus supplement are met. (Section 801)

Events of Default

        Unless otherwise specified in the prospectus supplement, each of the following will constitute an event of default ("Event of Default") under the Indentures:

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  failure to pay principal or premium on any Debt Security of that series when due;

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  failure to pay any interest on any Debt Security of that series when due, continued for 30 days;

  •
  failure to deposit any sinking fund payment, when due, on any Debt Security of that series;

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  failure to perform any other covenant or the breach of any warranty in the Indenture for 90 days after being given written notice;

  •
  certain events of bankruptcy, insolvency or reorganization affecting us; and

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  any other Event of Default included in the applicable Indenture or supplemental indenture. (Section 501)

        If an Event of Default (other than as a result of bankruptcy, insolvency or reorganization) for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series may declare the principal amount of the Debt Securities of that series (or, such portion of the principal amount of such Debt Securities, as may be specified in a prospectus supplement) to be due and payable immediately. If an Event of Default results from bankruptcy, insolvency or reorganization, the principal amount of all the Debt Securities of a series (or, such portion of the principal amount of such Debt Securities as may be specified in a prospectus supplement) will automatically become immediately due and payable. If an acceleration occurs, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can rescind the acceleration. (Section 502)

        Other than its duties in case of an Event of Default, a Trustee is not obligated to exercise any of its rights or powers under the applicable Indenture at the request of any of the holders, unless the holders offer the Trustee reasonable indemnity. (Section 603) Subject to the indemnification of the Trustees, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

        The holders of Debt Securities of any series will not have any right to institute any proceeding with respect to the applicable Indenture, unless:

  •
  the holder has given written notice to the Trustee of an Event of Default;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

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  the Trustee fails to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507)

        Such limitations do not apply, however, to a suit instituted by a holder of a Debt Security for the enforcement of payment of the principal, interest or premium on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508)

        We will be required to furnish to each Trustee annually within 120 days of the end of each fiscal year a statement by certain of our officers as to whether or not we are in default in the performance of any of the terms of the applicable Indenture. (Section 1004)

Modification and Waiver

        Under each Indenture, our rights and obligations and the rights of holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt

Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

Defeasance and Covenant Defeasance

        If, and to the extent, indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of the Indentures, relating to defeasance and discharge of indebtedness and to defeasance of certain restrictive covenants, applied to the Debt Securities of any series, or to any specified part of a series. (Section 1301)

        Defeasance and Discharge.    The Indentures provide that, upon the exercise of our option (if any), we will be discharged from all our obligations with respect to the applicable Debt Securities upon the deposit in trust for the benefit of the holders of such Debt Securities of money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective stated maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Any additional conditions to the discharge of our obligations with respect to a series of Debt Securities will be described in an applicable prospectus supplement.

        Defeasance of Certain Covenants.    The Indentures provide that, upon the exercise of our option (if any), we may omit to comply with certain restrictive covenants described in an applicable prospectus supplement, the occurrence of certain Events of Default as described in an applicable prospectus supplement will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the holders of such Debt Securities, money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective stated maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Any additional conditions to exercising this option with respect to a series of Debt Securities will be described in an applicable prospectus supplement. (Sections 1303 and 1304)

Notices

        Notices to holders of Debt Securities will be given by mail to the addresses of such holders as they may appear in the security register. (Sections 101 and 106)

Title

        We, the Trustees and any agent of ours or a Trustee may treat the person in whose name a Debt Security is registered as the absolute owner of the Debt Security, whether or not such Debt Security may be overdue, for the purpose of making payment and for all other purposes. (Section 308)

Governing Law

        The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

DESCRIPTION OF CAPITAL STOCK

        Pursuant to our restated certificate of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of December 31, 1999, we had 53,809,159 shares of common stock outstanding, and no shares of preferred stock outstanding.

Common Stock

        Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol "FST". Any additional common stock we issue will also be listed on the NYSE.

        All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

        Our common shareholders are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of our common shareholders. Our common shareholders do not have preemptive or cumulative voting rights.

        Our common shareholders are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. Dividends on our common stock are, however, subject to any preferential dividend rights of outstanding preferred stock. We do not intend to pay cash dividends on our common stock in the foreseeable future. Upon our liquidation, dissolution or winding up, our common shareholders are entitled to receive ratably our net assets available after payment of all of our debts and other liabilities. Any payment is, however, subject to the prior rights of any outstanding preferred stock. Our common shareholders do not have any preemptive, subscription, redemption or conversion rights.

        We will notify common shareholders of any shareholders' meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders.

Preferred Stock

        The following summary describes certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, a description will be filed with the SEC and the specific terms of the preferred stock will be described in the prospectus supplement, including the following terms:

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  the series, the number of shares offered and the liquidation value of the preferred stock;

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  the price at which the preferred stock will be issued;

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  the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

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  the liquidation preference of the preferred stock;

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  the voting rights of the preferred stock;

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  whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

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  whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

  •
  any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

        Our restated certificate of incorporation allows our board of directors to issue preferred stock from time to time in one or more series, without any action being taken by our shareholders. The board can also determine the number of shares of each series. Subject to the provisions of our restated certificate of incorporation and limitations prescribed by law, our board of directors may adopt resolutions to issue shares of a series of our preferred stock, and establish their terms. These terms may include:

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  voting powers;

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  designations;

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  preferences;

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  dividend rights;

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  dividend rates;

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  terms of redemption;

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  redemption process;

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  conversion rights; and

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  any other terms permitted to be established by our certificate of incorporation and by applicable law.

        In some cases, the issuance of preferred stock could delay a change in control of the company and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

        The preferred stock will, when issued, be fully paid and non-assessable.

Anti-Takeover Provisions

        Certain provisions in our restated certificate of incorporation, by-laws, shareholders' rights plan and the New York Business Corporation Law ("NYBCL") may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

        Blank Check Preferred Stock.    Our restated certificate of incorporation authorizes the issuance of blank check preferred stock. Our board of directors can set the voting, redemption, conversion and other rights relating to such preferred stock and can issue such stock in either a private or public transaction. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock and the likelihood that holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of our company. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which our board of directors opposes.

        Shareholders' Rights Agreement.    Our board of directors has adopted a shareholders' rights plan. Under the rights plan, each share of common stock includes a preferred stock purchase right (the Rights). Each right entitles the registered holder under the circumstances described below to purchase from our company one one-hundredth of a share of our First Series Junior Preferred Stock, par value $0.01 per share (the "preferred shares"), at a price of $30 per one one-hundredth of a preferred share, subject to adjustment. The following is a summary of certain terms of the rights agreement. The rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part, and this summary is qualified by reference to the specific terms of the rights agreement.

        Until the distribution date, the rights attach to all common stock certificates representing outstanding shares. No separate right certificate will be distributed. A right is issued for each share of common stock issued. The rights will separate from the common stock and a distribution date will occur upon the earlier of

  •
  10 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of our outstanding common stock; or

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  10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the completion of which would result in the beneficial ownership by a person or group of 20% or more of our outstanding common stock.

        Until the distribution date or the earlier of redemption or expiration of the rights, the rights will be evidenced by the certificates representing the common stock with a copy of a summary of such rights attached thereto. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and such separate rights certificates alone will thereafter evidence the rights.

        The rights are not exercisable until the distribution date. The rights will expire on October 29, 2003, unless the expiration date is extended or the rights are earlier redeemed or exchanged.

        If a person or group acquires 20% or more of our voting stock, each right then outstanding, other than rights beneficially owned by the acquiring persons, which would become null and void, becomes a right to buy that number of shares of common stock, or under certain circumstances, the equivalent number of one one-hundredths of a preferred share, that at the time of such acquisition has a market value of two times the purchase price of the right.

        If we are acquired in a merger or other business combination transaction or assets constituting more than 50% of our consolidated assets or producing more than 50% of our earning power or cash flow are sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current purchase price of the right, that number of shares of common stock of the acquiring company that at the time of such transaction has a market value of two times the exercise price of the right.

        The dividend and liquidation rights, and the non-redemption feature, of the preferred shares are designed so that the value of one one-hundredth of a preferred share purchasable upon exercise of each right will approximate the value of one share of common stock. The preferred shares issuable upon exercise of the rights will be non-redeemable and rank junior to all other series of our preferred stock. Each whole preferred share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (a) $1.00 in cash, or (b) 100 times the aggregate per share dividend declared on the common stock. In the event of liquidation, the holders of preferred shares will be entitled to receive a preferential liquidation payment per whole share equal to the greater of (a) $100 per share, or (b) 100 times the aggregate amount to be distributed per share of common stock. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged for or changed into other stock or securities, cash or other property, each whole preferred share will be entitled to 100 times the amount received per share of common stock. Each whole preferred share will be entitled to 100 votes on all matters submitted to a vote of our shareholders', and preferred shares will generally vote together as one class with the common stock and any other capital stock on all matters submitted to a vote of our shareholders'.

        The purchase price and the number of one one-hundredths of a preferred share or other securities or property issuable upon exercise of the rights may be adjusted from time to time to prevent dilution.

        At any time after a person or group of affiliated or associated persons acquires beneficial ownership of 20% or more of our outstanding voting stock and before a person or group acquires beneficial ownership of 50% or more of our outstanding voting stock, our board of directors may, at its option, issue common stock in mandatory redemption of, and in exchange for, all or part of the then outstanding exercisable rights, other than rights owned by such person or group, which would become null and void, at an exchange ratio of one share of common stock, or one one-hundredth of a preferred share, for each two shares of common stock for which each right is then exercisable, subject to adjustment.

        At any time prior to the acquisition by a person or group of beneficial ownership of 20% or more of the outstanding common stock, our board of directors may redeem all, but not less than all, the then outstanding rights at a price of $0.01 per right. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon the action of our board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

        Business Combinations under New York law.    We are a New York corporation and are subject to the New York Business Corporation Law ("NYBCL"). The business combination provisions of Section 912 of the NYBCL could prohibit or delay mergers or other takeovers or change in control attempts with respect to our company and, accordingly, may discourage attempts to acquire our company. In general such provisions prohibit an interested shareholder (i.e., a person who owns 20% or more of our outstanding voting stock) from engaging in various business combination transactions with our company, unless (a) the business combination transaction, or the transaction in which the interested shareholder became an interested shareholder, was approved by the board of directors prior to the interested shareholder's stock acquisition date, (b) the business combination transaction was approved by the disinterested shareholders at a meeting called no earlier than five years after the interested shareholder's stock acquisition date, or (c) if the business combination transaction takes place no earlier than five years after the interested shareholder's stock acquisition date, the price paid to all the shareholders under such transaction meets statutory criteria.

        A business combination is defined by Section 912 of the NYBCL as including various transactions between the corporation and an interested shareholder, including mergers, consolidations, transfers of assets (whether by sale, lease, exchange, mortgage, pledge, transfer or otherwise), certain share issuances, liquidation or dissolution, certain reclassifications of securities and other transactions resulting in financial benefit to a shareholder.

        A business combination transaction with The Anschutz Corporation is not prohibited by Section 912 of the NYBCL because the transaction in which The Anschutz Corporation became the holder of more than 20% of Forest's common stock was approved by the board of directors.

Transfer Agent and Registrar

        Our transfer agent and registrar for the common stock in the United States is Mellon Investor Services LLC.

DESCRIPTION OF SECURITIES WARRANTS

        We may issue securities warrants for the purchase of debt securities, preferred stock, common stock or other securities. Securities warrants may be issued independently or together with debt securities, preferred stock, or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between our company and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of securities warrants. The securities warrant agent will act solely as an agent of our company in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any holders of securities warrants or beneficial owners of securities warrants.

        The following summary of certain provisions of the securities warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the securities warrant agreements.

        Reference is made to the prospectus supplement relating to the particular issue of securities warrants offered thereby for the terms of and information relating to such securities warrants, including, where applicable:

  •
  the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of securities warrants to purchase debt securities and the price at which such debt securities may be purchased upon such exercise;

  •
  the number of shares of common stock purchasable upon the exercise of securities warrants to purchase common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

  •
  the number of shares and series of preferred stock purchasable upon the exercise of securities warrants to purchase preferred stock and the price at which such number of shares of such series of preferred stock may be purchased upon such exercise;

  •
  the designation and number of units of other securities purchasable upon the exercise of securities warrants to purchase other securities and the price at which such number of units of such other securities may be purchased upon such exercise;

  •
  the date on which the right to exercise such securities warrants shall commence and the date on which such right shall expire;

  •
  United States federal income tax consequences applicable to such securities warrants;

  •
  the amount of securities warrants outstanding as of the most recent practicable date; and

  •
  any other terms of such securities warrants.

Securities warrants will be issued in registered form only. The exercise price for securities warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

        Each securities warrant will entitle the holder thereof to purchase such principal amount of debt securities or such number of shares of preferred stock, common stock or other securities at such exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the securities warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such prospectus supplement. After the close of business on the expiration date, or such later date to which such expiration date may be extended by us, unexercised securities warrants will become void. The place or places where, and the manner in which, securities warrants may be exercised shall be specified in the prospectus supplement relating to such securities warrants.

        Prior to the exercise of any securities warrants to purchase debt securities, preferred stock, common stock or other securities, holders of such securities warrants will not have any of the rights of holders of debt securities, preferred stock, common stock or other securities, as the case may be, purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon such exercise or to enforce covenants in the applicable Indenture, or to receive payments of dividends, if any, on the preferred stock, or common stock purchasable upon such exercise, or to exercise any applicable right to vote.

PLAN OF DISTRIBUTION

        We may sell the offered securities:

  •
  through underwriters or dealers;

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  through agents; or

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  directly to one or more purchasers, including existing shareholders in a rights offering.

By Underwriters

        If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless indicated in the prospectus supplement the underwriters must purchase all the securities of the series offered by a prospectus supplement if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Agents

        Offered securities may also be sold through agents designated by us. Unless indicated in the prospectus supplement, any such agent is acting on a best efforts basis to solicit purchases for the period of its appointment.

Direct Sales; Rights Offerings

        Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may sell offered securities upon the exercise of rights which may be issued to our shareholders.

Delayed Delivery Arrangements

        We may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase offered securities providing for payment and delivery on a future date specified in the prospectus supplement. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, education and charitable institutions and such other institutions as may be approved by us. The obligations of any such purchasers under such delayed delivery and payment arrangements will be subject to the condition that the purchase of the offered securities will not at the time of delivery be prohibited under applicable law. The underwriters and such agents will not have any responsibility with respect to the validity or performance of such contracts.

General Information

        Underwriters, dealers and agents that participate in the distribution of offered securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from our company and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

        We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

        Underwriters, dealers and agents may engage in transactions with, or perform services for, our company or our subsidiaries in the ordinary course of their businesses.

LEGAL MATTERS

        Our legal counsel, Vinson & Elkins L.L.P., New York, New York, will pass upon certain legal matters in connection with the offered securities. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

        The consolidated financial statements of Forest Oil Corporation as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.